Exhibit (a)(12)

FOR IMMEDIATE RELEASE

CONTACT:	Christine Foy	David Gill
	Siemens Medical Solutions	CTI Molecular Imaging, Inc.
	(610) 448-4745	(865) 218-2743
	christine.foy@siemens.com	david.gill@ctimi.com

SIEMENS ANNOUNCES TENDER OFFER RESULTS AND COMMENCES

SUBSEQUENT OFFERING PERIOD FOR CTI MOLECULAR IMAGING, INC.

HOFFMAN ESTATES, Ill., April 29, 2005 — Siemens Medical Solutions USA, Inc., a wholly owned subsidiary of Siemens AG (NYSE:SI), announced today the expiration of the initial offering period of the previously announced tender offer to acquire all of the issued and outstanding shares of CTI Molecular Imaging, Inc. (Nasdaq: CTMI) and the commencement of a subsequent offering period. The tender offer expired, as scheduled, at 12:00 midnight, New York City time on Thursday, April 28, 2005. Based on information provided by Mellon Investor Services LLC, the depositary for the offer, a total of 39,088,810 shares, representing approximately 80% of the outstanding common stock of CTI Molecular Imaging, were validly tendered prior to the expiration of the offer and not withdrawn. In addition, 5,770,176 shares, representing approximately 12% of the outstanding common stock of CTI Molecular Imaging, were tendered subject to guaranteed delivery. All such shares will be accepted for purchase in accordance with the terms of the offer and payment for the validly tendered shares will be paid promptly.

In accordance with the terms of the Agreement and Plan of Merger, dated as of March 18, 2005 among Siemens Medical Solutions, MI Merger Co., a wholly owned subsidiary of Siemens Medical Solutions, and CTI Molecular Imaging, Siemens will commence a subsequent offering period for all of the remaining untendered shares at 9:00 a.m. today to meet the objective of acquiring at least 90% of the shares of CTI Molecular Imaging and to give CTI Molecular Imaging’s non-tendering stockholders the opportunity to participate in the offer and to receive the $20.50 offer price on an

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Siemens Announces Tender Offer Results for CTI Molecular Imaging, Inc., page 2 expedited basis. Siemens will immediately accept all shares properly tendered, as they are tendered, during the subsequent offering period and will pay for such shares promptly.

Stockholders who tender during the subsequent offering period will receive the same $20.50 per share cash consideration paid during the initial offering period. Procedures for tendering shares during the subsequent offering period are the same as during the initial offering period with two exceptions: (1) shares cannot be delivered by the guaranteed delivery procedure and (2) pursuant to Rule 14d-7(a)(2) under the Securities Exchange Act of 1934, as amended, shares tendered during the subsequent offering period may not be withdrawn.

The subsequent offering period will expire at 5:00 p.m., New York City time, on Wednesday, May 4, 2005, unless extended. Any such extension will be followed as promptly as practicable by a public announcement, which will be issued no later than 9:00 a.m. New York City time on the next business day after the subsequent offering period was scheduled to expire.

Siemens Medical Solutions of Siemens AG, with headquarters in Malvern, Pennsylvania and Erlangen, Germany, is one of the largest suppliers to the healthcare industry in the world. The company is known for bringing together innovative medical technologies, healthcare information systems, management consulting, and support services, to help customers achieve tangible, sustainable, clinical and financial outcomes. Employing approximately 31,000 people worldwide and operating in more than 120 countries, Siemens Medical Solutions reported sales of 7.07 billion EUR, orders of 8.12 billion EUR and group profit of 1.05 billion EUR for fiscal 2004. More information can be obtained at http://www.usa.siemens.com/medical-pressroom.

CTI Molecular Imaging, Inc. is a leading supplier of products and services for positron emission tomography (PET), a diagnostic imaging technology for detection and treatment of cancer, neurological disorders and cardiac disease. In fiscal year 2004 (September 30), CTI reported sales of $402 million and income from operations of $58 million. Additional information is available at http://www.ctimi.com.

Georgeson Shareholder Communications is serving as Information Agent

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Siemens Announces Tender Offer Results for CTI Molecular Imaging, Inc., page 3 during the subsequent offering period, and CTI stockholders wishing to receive copies of the Offer to Purchase and other tender offer materials may contact Georgeson at (212) 440-9800 or toll-free at (800) 676-0216. Mellon Investor Services LLC is serving as Depositary during the subsequent offering period.

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